FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	__X__	Form 40-F	_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_____	No	__X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_____	No	__X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_____	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Notice of FY2008 First Quarter Earnings Announcement Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date: May 06, 2008	By:	/s/ NamJu Kim
Name: NAM JU KIM
Title: Chief Executive Officer

Item 1.

Notice of Earnings Announcement date

1. Company Name		Webzen Inc. (WZEN)
2. Fiscal year	From	01/01/2008
	To	03/31/2008
3. Scheduled Disclosure Date		05/09/2008
4. Other
1) Board of Directors Meeting will be held on 05/09/2008 for the approval of 2008 Q1 earnings
2) 2008 Q1 earnings will be released on the day of BOD meeting
3) The financial results for 2008 Q1 scheduled to be released are being prepared on an unaudited basis, and may be changed during the independent auditing process

5. Person in charge of IR	Department	Investor Relations
	Contact Number	82-2-3498-6818
	Fax Number	82-2-2057-2568